Exhibit 16.1

ERNST & YOUNG          Ernst &Young LLP          Phone:   (713) 750 1500
                       5 Houston Center          Fax:     (713) 750 1501
                       1401 McKinney Street      www.ey.com
                       Houston, Texas 77010-2007


July 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 7, 2008, of Parkway Properties, Inc. and are in
agreement with the statements contained in the first, second, third and fourth paragraphs on page
two therein.  We have no basis to agree or disagree with other statements of the registrant
contained therein.

Ernst & Young LLP